Exhibit 99.1

FERRARI AND VELAS: PERFORMANCE AND INNOVATION FOR A NEW WINNING PARTNERSHIP

Maranello, 27 dicembre 2021 - Maranello, 27 December 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) is pleased to announce that, from next season, Scuderia Ferrari will be able to count on a new Premium Partner – Velas Network AG.

Headquartered in Switzerland, Velas Network AG is renowned for the creation and integration of cutting edge digital products and services and led by a diverse team of engineers, cryptographers, researchers and mathematicians. A global player in the blockchain and NFT sector, Velas has distinguished itself through the performance and innovation of its services and its technological leadership, characteristics that unite it with the Maranello team.

The multi-year agreement provides for the creation of exclusive digital content for the Scuderia's fans. In addition, Velas will be Title Sponsor of the Ferrari Esports Series, the online mono-brand series of the Prancing Horse, and of the Esports team that will compete in the F1 Esports Series, the official digital championship competed in by all teams participating in the FIA Formula 1 World Championship.

Mattia Binotto, General Manager and Team Principal, Scuderia Ferrari:
"We are pleased to start this collaboration with Velas Network AG, a company that makes innovation and performance the hallmark of technologically advanced products and services: these are all values that unite us and that led us to choose Velas as one of our Premium Partner."

Farhad Shagulyamov, CEO co-founder, Velas Network AG:
“Having built a next-generation blockchain that puts the emphasis both on sustainability and performance, it was natural to partner with another icon of excellence, which is Ferrari. Velas has introduced an innovative variety of pioneering technology into the blockchain and associated products, which will now be showcased at the pinnacle of motorsport.”

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977